wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2009 OCT 21 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34753

19 October 2009

VIA COURIER

09047191

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 10/22

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 September 2009 and 16 October 2009 (inclusive)

- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
- Notification in relation to voting rights and capital
- Business and Trading Update

2. Documents filed with Registrar of Companies for Scotland

- Form 88(2) – Return of Allotments of Shares
- Form AD02 – Notification of Single Alternative Inspection Location (SAIL)
- Form AD03 – Change of location of the Company records to the SAIL

3. Documents submitted to the Financial Services Authority

None during the period

Regulatory Story

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	14:40 21-Sep-2009
Number	3985Z14

RNS Number : 3985Z
Wolfson Microelectronics PLC
21 September 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.4R(1)(a); or (ii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.4 R(1) (a)

3. Name of person discharging managerial responsibilities/director

   ALASTAIR DAVID MILNE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest

   NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   VIDACOS NOMINEES

8. State the nature of the transaction

   SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

    100,000 IN TOTAL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    0.09%

13. Price per share or value of transaction

    20,657 SHARES SOLD AT £1.50583 PER SHARE AND 79,343 SHARES SOLD AT £1.46499 PER SHARE

14. Date and place of transaction

    20,657 SHARES SOLD ON 15 SEPTEMBER 2009 IN LONDON AND 79,343 SHARES SOLD ON 16 SEPTEMBER 2009 IN LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,089,147 ORDINARY SHARES REPRESENTING 2.68% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

    21 SEPTEMBER 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer*, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JILL GOLDSMITH - 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification

Jill Goldsmith, Company Secretary ______________________________

Date of notification : 21 SEPTEMBER 2009

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	12:26 30-Sep-2009
Number	9634Z12

RNS Number : 9634Z
Wolfson Microelectronics PLC
30 September 2009

Edinburgh, 30 September 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,238,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,238,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Business and Trading Update
Released	07:00 05-Oct-2009
Number	1952A07

RNS Number : 1952A
Wolfson Microelectronics PLC
05 October 2009

5 October 2009

Wolfson Microelectronics plc

("Wolfson" or "the Company")

Business and Trading Update

Wolfson provides the following business and trading update ahead of its third quarter results to be announced on Wednesday, 28 October 2009.

Revenue for Q3 2009 is expected to be around $35m, consistent with the level implied by the backlog reported at the time of the half-year results on 28th July 2009. Gross margin is expected to be around 51%. The Company has maintained its tight control of costs and cash management.

Traditionally, backlog for the fourth quarter builds at an earlier stage than for the other calendar quarters. However, backlog for Q4 2009 is currently in line with that of both Q2 2009 and Q3 2009 at the equivalent points in time. Second half revenue forecast and backlog have been adversely affected by a faster than anticipated shift in product mix at a major customer following a previously announced design loss. Overall visibility of end customer demand remains poor, with very short lead times and volatile ordering patterns.

Wolfson continues to bring new products to market at a run rate double that in 2008. The customer traction gained from these new products is very encouraging, evidenced by a recent audio hub design win with a new Tier 1

mobile phone customer for a US CDMA handset. There have been additional significant design wins across multiple customers and markets and no further design losses. The Company is increasingly confident of a strong revenue ramp as 2010 progresses as a result of these new products and design wins.

An up-to-date Q4 backlog will be provided on the day of the Q3 2009 results announcement.

Enquiries:

Wolfson Microelectronics	
Mark Cubitt, Finance Director	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:00 14-Oct-2009
Number	7258A07

RNS Number : 7258A
Wolfson Microelectronics PLC
14 October 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the
issuer should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should
complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer*
(other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR

3.1.4R(1)(a); or (ii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.4 R(1) (a)

3. Name of person discharging managerial responsibilities/director

ROSS KING GRAHAM

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE RK GRAHAM WILL TRUST
(IN WHICH ROSS KING GRAHAM HAS A THIRD BENEFICIAL INTEREST)

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

63,800

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.06%

13. Price per share or value of transaction

£1.29 PER SHARE

14. Date and place of transaction

5 AUGUST 2009, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

105,128 ORDINARY SHARES REPRESENTING 0.09% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

13 OCTOBER 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JILL GOLDSMITH - 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification

Jill Goldsmith, Company Secretary ______________________________

Date of notification : 14 OCTOBER 2009

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
16	09	2009	16	09	2009

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	47,500		
Nominal value of each share	0.1 pence		
Amount (if any)paid or due on each share (including any share premium)	40 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Colman Clarke **Address:** 79 Morningside Park, Edinburgh **UK Postcode:** EH10 5EZ	ORDINARY	47,500
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed Jill Goldsmith **Date** 21st September 2009

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC, WESTFIELD HOUSE, 26 WESTFIELD ROAD, EDINBURGH EH11 2QB Tel 0131 272 7000 DX number DX exchange

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD02

Notification of single alternative inspection location (SAIL)

Companies House — for the record —

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us the address of an alternative inspection location where company records may be kept for inspection.

✗ **What this form is NOT for**
You cannot use this form to tell us the address of a location outside of the part of the United Kingdom where the company is registered.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	S C 0 8 9 8 3 9
Company name in full	Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Address of the single alternative inspection location (SAIL)

This is the address for an alternative location to the company's registered office for the inspection of the company records. ❶

Building name/number	Equiniti
Street	1st Floor, 34 South Gyle Crescent
	South Gyle Business Park
Post town	Edinburgh
County/Region	Scotland
Postcode	E H 1 2 9 E B

❶ **Important**
The SAIL must always be in the part of the United Kingdom in which your company is registered.

You need to notify which company records have moved to the SAIL on form AD03 'Change of location of the company records to the single alternative inspection location (SAIL)'. If you have not previously filed form AD03, please file one.

3 Signature

I am signing this form on behalf of the company.

Signature

Signature
X Jill L-Goldsmith X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised~~ ❸, ~~Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.~~

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD02
Notification of single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Jill Goldsmith

Company name: Wolfson Microelectronics plc

Address: Westfield House

26 Westfield Road

Post town: Edinburgh

County/Region:

Postcode: E H 1 1 2 Q B

Country: Scotland

DX:

Telephone: 0131 272 7000

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have provided the address of the single alternative inspection location in section 2.
- ☐ The address provided is in the part of the UK where the company is registered.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)

Companies House — for the record —

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us which of the company records are held at the SAIL.

✗ **What this form is NOT for**
You cannot use this form to tell us which company records are returning to the registered office. To do this, please use form AD04.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	S C 0 8 9 8 3 9
Company name in full	Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Company records

The following records are now kept at the single alternative inspection location which is as stated on the last filed form AD02 'Notification of single alternative inspection location (SAIL)'. ❶

Please tick as appropriate:

- [x] Register of members.
- [ ] Register of directors.
- [ ] Directors' service contracts.
- [ ] Directors' indemnities.
- [ ] Register of secretaries.
- [ ] Records of resolutions etc.
- [ ] Contracts relating to purchase of own shares.
- [ ] Documents relating to redemption or purchase of own share out of capital by private company.
- [ ] Register of debenture holders.
- [ ] Report to members of outcome of investigation by public company into interests in its shares.
- [ ] Register of interests in shares disclosed to public company.
- [ ] Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- [ ] Instruments creating charges and register of charges: Scotland.

❶ **Important**
You must file form AD02 'Notification of single alternative inspection location (SAIL)' with this form if you have not filed one previously.

If you have previously filed a form AD03, you do not need to include those records on this form.

A full list of the company records which are held at the SAIL must be included in the company's next Annual Return (AR01).

3 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
~~Director~~❷, Secretary, ~~Person authorised❸, Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.~~

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Jill Goldsmith

Company name Wolfson Microelectronics plc

Address Westfield House

26 Westfield Road

Post town Edinburgh

County/Region

Postcode E H 1 1 2 Q B

Country Scotland

DX

Telephone 0131 272 7000

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have ticked the relevant boxes in section 2.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk